YUKON-NEVADA GOLD CORP.

Management Discussion and Analysis

For the three and nine month periods ending September 30, 2009

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three and nine month period ending September 30, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2008 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of November 10, 2009.

THIRD QUARTER HIGHLIGHTS

  In July Yukon-Nevada Gold Corp. (“Company”) completed the installation of a calomel system for reducing the emissions of mercury as well as a continuous emissions monitoring system. A significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill has also been carried out during the quarter.

  Subsequent to the quarter in October 2009, the Company came to an agreement with the Nevada Division of Environmental Protection ("NDEP") in the form of a Consent Decree, resolving all the compliance concerns of the NDEP, to resume production at the Jerritt Canyon milling facility, with operations resuming on October 20, 2009.

  The Company had a loss of $11.7 million in the quarter ended September 30, 2009 due to the ongoing mill closure, compared to a loss of $77.2 million in the quarter ended September 30, 2008. The third quarter of 2008 includes a write-down of mineral properties of $69.4 million and a restructuring charge of $4.5 million both the result of the shutdown of the mining operations in August 2008.

  During the quarter the Company issued 41.1 million units (consisting of one common share and one warrant) for total proceeds of $3.7 million. An additional 5.8 million shares were issued on the exercise of warrants for proceeds of $0.4 million.

OVERVIEW

The Company is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of the Company is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. The Company is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The Company receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation is located in Nevada, US and consists of a milling facility and two underground mines, the Smith and the SSX.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	2009				2008
	Q3	Q2	Q1	2009	Q1	Q2	Q3	Q4	2008
Gold Produced (troy ozs)
Mined ore	-	-	-	-	8,056	9,187	14,888	-	32,131
Purchased ore	-	-	-	-	5,414	2,899	4,288	-	12,601
Total	-	-	-	-	13,470	12,086	19,176	-	44,732
Gold Sold (troy ozs)
Mined ore	-	5,180	-	5,180	14,890	6,405	14,644	550	36,489
Purchased ore	-	-	-	-	10,700	2,300	5,500	1,371	19,871
Total	-	5,180	-	5,180	25,590	8,705	20,144	1,921	56,360
Gold sales	$-	$4,788	$-	$4,788	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	1,347	6,089	68	7,504	22,408	12,463	20,606	3,265	58,742
Temporary shutdown costs	5,176	2,460	2,452	10,088	4,360	3,497	-	5,258	13,115
Average sales price per oz	-	924	-	924	851	892	852	888	869

Between February 22, 2008 and April 30, 2008, the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities, as well as address the stop order issued by the NDEP subsequent to the shutdown in early March 2008.

As a result of increasing mining costs the Company announced the suspension of underground mining activity at the Jerritt Canyon property on August 8, 2008. This shutdown was intended to allow the Company time to perform the necessary backfill and infrastructure work required, as well as revise the mining plan being followed. The mill was subsequently shut down on August 15, 2008 due to the failure of critical components in the drying circuit. The mill remained shut down as the stop order from March 2008 came back into effect as certain requirements for operating under the stop order were no longer in compliance. The Company undertook to negotiate a plan with the NDEP for future compliance which would allow them to restart and received permission to restart on March 25, 2009. This restart required the Company to complete the calomel system designed for reducing mercury emissions by May 30, 2009. Due to the lead time on the fabrication of certain fiberglass ductwork required for completion, the Company was unable to complete the system and on May 30, 2009 Jerritt Canyon shutdown roaster operations.

Shortly after the shutdown the Company took several critical steps to return to compliance and secure the future restart of the mill. The first step was regaining control of the mill and removing the contractor in place, which allowed the Company to move quickly at completing several projects and better plan out the targets for meeting the requirements of the NDEP. This resulted in the Company completing the next critical step of completing the calomel mercury emissions control system. This state of the art system will reduce mercury emissions well below the standards required by the NDEP and will also meet future proposed requirements when they are put in place. Next, the Company hired a key member of management, John Barta, to head up the environmental compliance effort and manage the NDEP relationship. Mr. Barta has over 25 years of experience in the environmental management area and has already made significant contributions to the efforts at Jerritt Canyon. These steps along with ongoing discussions and work performed by senior management resulted in the Attorney General, representing the NDEP, signing the Consent Decree on October 15, 2009. The Consent Decree addresses all the requirements of the NDEP for environmental compliance and sets out specific targets and penalties that result from not achieving those targets. On October 20, 2009 the Company restarted milling operations at Jerritt Canyon and is intending to restart mining in the near future.

During these shutdown periods the Company carried out extensive work on the mill. Some of these expenses were recorded as capital if they were deemed to have extended the life or significantly improved the performance of the equipment. If they were determined to be maintenance or support expenses, these expenses were treated as temporary shutdown costs. Temporary shutdown costs were $5.2 million and $10.1 for the three and nine months ended September 30, 2009 compared to nil and $7.9 million for the three and nine months ended September 30, 2008. The shutdown in August 2008 resulted in a work force reduction of 394 employees, all located at the Jerritt Canyon location. The related restructuring charge of $4.5 million arises from the severance and vacation payments due to former employees of the Company. As of September 30, 2009, the Company had paid $2.6 million of this obligation. The Company has now returned to full operations at the site, employing over 120 employees for the operation of the mill and site management.

Ketza River

For the Ketza River Project in the third quarter of 2009, data from 2008 continued to be compiled in the central data base. Sampling of the core from last year has been completed. Results from 2008 were reviewed and new drill targets identified. Reconnaissance work has identified several new manto and chimney zones.

A Titan-24 DC-IP & MT geophysical survey was conducted from the Shamrock zone to the Manto zone. Three, four kilometer lines were surveyed, with preliminary results indicating a target on Shamrock below the depth of previous drilling. The preliminary results also indicate a manto target in an area not previously drilled.

Further exploration and definition of the ore bodies will continue, focusing on completing the Pre-feasibility Study, commencement of development at the site, and refurbishing the milling facility.

Silver Valley

No work was carried out on the Silver Valley property in 2008 and in the nine months ended September 30, 2009. Work on this property will commence when additional funding becomes available.

Yukon-Shaanxi Mining Company

During the first nine months of 2009 the Company performed limited exploration work on the Mt. Nansen property and determined in May that it would not renew the option to continue. Exploration work at the Skukum property owned by Tagish Lake Gold Corp (Tagish) continued as part of the due diligence for a possible merger with Tagish; however the amalgamation agreement was terminated in September due to difficulties in coming to terms with their major creditors. Alternatives are currently being pursued and Yukon-Shaanxi is reviewing other mining interests in the Yukon for further investment. The Company proportionately consolidates its 50% share the accounts of this joint-venture. As at September 30, 2009, Yukon-Shaanxi has spent C$0.3 million on exploration activities in the Yukon territories.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
Income Statement
Gold Sales	$-	$4,788	$-	$2,257	$17,162	$7,773	$21,789	$38,224
Cost of gold sold	1,347	6,089	68	3,265	20,606	12,463	22,408	28,535
Gross margin - mining operations	(1,347)	(1,301)	(68)	(1,008)	(3,444)	(4,690)	(619)	9,689
Loss from mine operations	(8,776)	(6,030)	(4,733)	(8,182)	(6,866)	(10,352)	(8,872)	7,107
Loss before taxes	(11,672)	(7,687)	(5,136)	(14,004)	(77,453)	(12,777)	(13,201)	3,373
Net loss	(11,677)	(7,687)	(5,223)	(13,575)	(77,201)	(5,700)	(8,884)	2,404
Net loss per share	(0.03)	(0.02)	(0.02)	(68.64)	(0.42)	(0.03)	(0.05)	0.01
Weighted average # of shares
outstanding (000')	355,249	311,964	283,191	197,775	185,450	181,887	175,206	174,846
Balance Sheet
Cash and cash equivalents	952	1,931	827	1,106	2,301	4,260	17,620	41,104
Total assets	$196,567	$197,394	$197,190	$199,636	$207,824	$306,968	$280,500	$296,167

RESULTS OF OPERATIONS

The Company incurred a loss of $11.7 million during the quarter ended September 30, 2009, compared to a loss of $77.2 million in the quarter ended September 30, 2008. The third quarter of 2008 includes a write-down of mineral properties of $69.4 million and a restructuring charge of $4.5 million both the result of the shutdown of the mining operations in August 2008 that resulted from higher mining costs. Excluding the write-down and restructuring charges, the loss in the current year quarter is $8.4 million higher as there were no gold sales during the three months, the absence of $2.5 million in gains on forward sales, a $2.2 million decrease in interest and a $1.1 million loss in foreign exchange in 2009.

During the nine months ended September 30, 2009, a loss of $24.6 million was incurred compared to $91.8 million in the same period in 2008. Excluding the write-down of $69.4 million and restructuring charges of $4.5 million discussed above, the $6.7 million decrease in results is a result of lower gold sales due to the mill shutdown for the majority of the year, lower interest income, and a $11.7 million future income tax recovery which arose in the nine months ended September 30, 2008 but has not arisen in 2009 as the Company has a full valuation allowance against all future income tax assets.

Gold sales:

Gold sales were nil in three months ended September 30, 2009 compared to $17.2 million in the same period of 2008. The mill was shut down for 46 days in the third quarter of 2008 and for the whole third quarter of 2009. During the third quarter of 2008, the Company realized gold sales of $17.2 million on sales of 20,144 ounces of gold at an average price of $852 per ounce. Jerritt Canyon ore yielded 14,644 ounces while third party ore yielded 5,500 ounces.

Gold sales were $4.8 million in nine months ended September 30, 2009 compared to $46.7 million in the same period of 2008. The decrease results from the 90% decrease in ounces sold as the mill operated for only 68 days in 2009 compared to 159 days in the nine months ended September 30, 2008. As well, during the 68 days of operations the mill experienced significant operational issues with its mill contractor, leading to the termination of their services in June as noted above. In the first nine months of 2009, sales were comprised of Jerritt Canyon ore of 5,180 ounces (2008 – 35,939 ounces) and third party ore of nil ounces (2008 – 18,500 ounces), at a price realized of $924 per ounce (2008 - $859 per ounce) in the nine months ended September 30, 2009.

Gross margin – mining operations:

The Company had a negative gross margin on mining operations of $1.3 million and $3.4 million for the three months ended September 30, 2009 and 2008 respectively. The lower loss is a result of the absence of production during the period. The operations were shut down on May 30, 2009 so $5.2 million of the third quarter costs have been recorded as temporary shutdown costs. Costs included in cost of sales during a period of shut down are primarily utilities and net realizable value adjustments on work in progress.

During the nine months ended September 30, 2009 and 2008, the Company had a negative gross margin on gold sales of $2.7 million and $8.8 million, respectively. The lower loss is due to the lower production levels as the Company was operating for 68 days in 2009 versus 159 days in 2008. As well, the overall operating cost during the period of production was lower due to lower volume of production and the classification of certain costs as temporary shutdown costs for the period.

Temporary shutdown costs:

As discussed above in the “Overview” section the mine has be operating intermittently in 2009 and 2008 while safety, operational and environmental issues were resolved. The mine operated for nil and 68 days in the three and nine months ended September 30, 2009, respectively compared to 46 and 159 days for the comparable period in 2008. During the temporary shutdowns the Company incurred significant expenditures, some of which will benefit the operations beyond the upcoming year and have been capitalized accordingly. Expenditures that did not have a future economic benefit to the Company beyond the upcoming year were included in the Statement of Operations as “temporary shutdown costs”.

Temporary shutdown costs were $5.2 million in the third quarter of 2009 compared to nil in the comparable period in 2008. Temporary shutdown costs were $10.1 million in the first three quarters of 2009 compared to $7.9 million in the comparable period in 2008 as the longer shutdown duration of 204 days in 2009 compared to 114 in 2008 was offset by lower costs resulting from the reduced workforce and other cost curtailment actions taken by the Company.

Depreciation, depletion and amortization:

The Company had $1.5 million and $4.6 million in depreciation, depletion and amortization in the three and nine months ended September 30, 2009, respectively compared to $2.9 million and $7.9 million for the comparable period in 2008. The lower charge reflects the absence of the depletion due to the write-down of mineral properties in the third quarter of 2008.

General and administrative expenses and stock-based compensation:

For the three and nine months ended September 30, 2009, the Company incurred general and administrative expenses of $0.6 million and $1.9 million, respectively, compared with $1.1 million and $3.5 million in the comparable 2008 periods. The lower expense arises from the closure of the Jerritt Canyon operations and the subsequent workforce reduction and cost curtailment actions taken by the Company.

Stock-based compensation was $0.7 million in the three and nine months ended September 30, 2009 compared to nil and $1.1 million in the comparable periods in 2008. During the third quarter of 2009, the Company granted incentive stock options to certain of the Company's directors, officers, agents and employees to purchase up to 21.6 million common shares at a price of $0.15 per share for a period of five years. Of these, 7.4 million vest immediately and 14.2 million are conditional on either service or performance targets and will vest on July 17, 2011, assuming these targets are achieved. During the first and second quarters of 2008, the Company granted incentive stock options to certain of the Company's directors, officers and employees to purchase up to 1.1 million common shares at weighted average price of $1.37 per share for a period of one to five years. The 2008 options vested immediately.

Under the fair value method, the total fair value of the stock based compensation granted to directors, officers, service providers, and employees was $1.1 million for the three and nine months ended September 30, 2009 (for the three and nine months ended September 30, 2008 - $0.5 million and $1.1 million, respectively). The amount was allocated to general and administrative costs ($0.7 million), cost of sales ($0.2 million) and deferred exploration ($0.2 million). For the 2009 grants it is expected that a further C$1.3 million will be recognized over the vesting period.

Interest and other income (loss):

For the three and nine months ended September 30, 2009, interest and other income (loss) was a loss of $0.4 million and $0.5 million, respectively, compared to income of $1.8 million and $3.3 million for the respective periods in 2008. The decrease in the third quarter is due to a loss of $0.4 million related to write-downs of equipment and projects, compared to a gain of $1.3 million on sale of underground equipment in the same period in 2008. In the first three quarters of 2009, the Company had losses of $1.0 million on the write-down of assets compared to a gain of $1.3 million in 2008, combined with lower interest income on lower cash balances in 2009 than 2008 accounts for the $3.8 million difference in the nine months ended September 30, 2009 over the comparable period in 2008.

Other items:

A foreign exchange loss of $1.1 million and $1.8 million in the three and nine months ended September 30 2009, respectively, was due to the strengthening of the Canadian dollar relative to the US dollar. The loss relates primarily to losses on Canadian denominated monetary liabilities, (accounts payable, future income taxes and asset retirement obligations), offset by gains in Canadian denominated monetary assets (primarily restricted cash). In the three and nine months ended September 30, 2008, there was a foreign exchange gain of $0.2 million and a foreign exchange loss of $0.1 million, respectively, due to the changes in the relative value of foreign currency assets, (primarily cash and restricted cash) compared with foreign currency liabilities (primarily future income taxes and asset retirement obligations), as the exchange rate remained relatively stable during that period.

During the three and nine month ended September 30, 2008 there was a gain of $2.5 million and a loss of $1.4 million, respectively on forward sale arrangements. During the third quarter of 2008 the Company wound up all remaining forward sale contracts that were treated as derivative instruments. During the nine months ended September 30, 2009, the Company entered into three new forward contracts however these require physical delivery and cannot be settled by cash or offset (net settled), so are not treated as derivative instruments but rather as normal sale contracts shown as commitments.

Income taxes:

The income tax expense was $0.1 million for the three and nine months ended September 30, 2009. The future income tax assets arising from loss carry forwards are offset with a full valuation allowance until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

During the three and nine months ended September 30, 2008 the Company recognized a future income tax recovery of $0.3 million and $11.6 million, respectively, compared to nil and $0.1 million in the comparable period of 2009. The difference is due to the recognition in 2008 of $7.7 million in additional loss carry forwards available to offset future taxable income along with adjustments to the previous year tax assets due to changes that were made to the underlying tax values of assets and liabilities acquired with the Queenstake acquisition. In addition, recoveries of $3.7 million arose from the recognition of tax losses that will be available to offset against future taxable income as well as differences in the timing of the deductibility of forward contract losses within the Company’s US subsidiary.

LIQUIDITY

At September 30, 2009, cash and cash equivalents was $1.0 million compared to $1.1 million at December 31, 2008. At September 30, 2009 the Company had a working capital deficiency of $20.2 million, compared to a working capital deficiency of $7.8 million at December 31, 2008, as a result of the following activities:

Operations:

In the nine months ended September 30, 2009 the Company recorded a loss of $24.6 million, which, adjusted for non-cash items, primarily depreciation, depletions and amortization of $4.6 million, accretion of $2.2 million and unrealized foreign exchange loss of $1.4 million, resulted in cash outflows of $15.1 million before changes in working capital. This is comprised primarily of temporary shut down costs of $10.1 million, a negative gross margin of $2.7 million and general and administrative costs of $1.9 million. During the nine months ended September 30, 2008 the Company recorded a loss of $91.8 million, which, adjusted for non-cash items, primarily depreciation, depletions and amortization of $7.9 million, accretion of $1.6 million, impairment of mineral properties of $69.4 million and a future income tax recovery of $11.7 resulted in cash outflows of $25.3 million before changes in working capital. This resulted from an $8.8 million negative gross margin, temporary shutdown costs of $7.9 million, general and administration costs of $3.5 million and restructuring charges of $4.5 million. The higher operating cash outflows are a result of minimal gold sales during the nine months ended September 30, 2009 as the mill was operational for only a short period of time and underperforming during that time due to the poor management of the mill by the contractor in place.

Changes in non-cash working capital resulted in a $10.6 million cash inflow during the nine months ended September 30, 2009 compared to cash inflows of $12.5 million in comparable period in 2008. The inflows in 2009 were primarily due to an increase in accounts payable by $4.5 million primarily related to the Jerritt Canyon operations, and the receipt of $4.7 million for future gold deliveries classified as deferred revenue. In 2008 changes to non-cash working capital were due to a reduction of accounts receivable $5.2 million due to the recovery of various deposits and an increase in payable of $9.1 million. In 2008 the payable on purchased ore also increased by $10.6 million but this was substantially offset by increased inventory.

Investing:

Capital expenditures

	Three months ended		Six months ended
	September 30		September 30
Property Plant and Equipment (in thousands)	2009	2008	2009	2008
Mill and equipment expenditures - Jerritt Canyon mine	$677	$4,704	$1,507	$25,178
Exploration expenditures - Ketza River project	-	8	-	110
Other	21	2	56	70
	$698	$4,714	$1,563	$25,358

	Three months ended		Six months ended
	September 30		September 30
Mineral Property (in thousands)	2009	2008	2009	2008
Mine capital expenditures - Jerritt Canyon mine	$-	$1,955	$-	$9,626
Exploration expenditures - Jerritt Canyon mine	-	1,667	-	6,483
Exploration expenditures - Ketza River project	1,771	3,367	2,580	12,303
Exploration expenditures - Yukon-Shaanxi	49	64	127	117
Other	-	17	-	107
	$1,820	$7,070	$2,707	$28,636

Less change in working capital	1,487		1,487
Per cash flow	$333		$1,220

Expenditures on property, plant and equipment and mineral properties were $2.5 million and $4.3 million in the three and nine months ended September 30, 2009, respectively, compared with $11.8 million and $54.0 million in the comparable periods in 2008. Mine capital and exploration expenditures at Jerritt Canyon were nil in the nine months ended September 30, 2009 compared to $9.6 million in the comparable period in 2008 as management is focusing on the development of a new mine plan and is pursuing sources of funding for mining activities. The mill at Jerritt Canyon operated between March 25 and May 30, 2009, with expenditures during the three and nine months ended September 30, 2009 of $0.7 million and $1.5 million, respectively, compared with $4.7 million and $25.2 million in the comparable 2008 periods. In 2009 the expenditures were focused on completing the calomel system ($0.8 million), mill instrumentation for the continuous emissions monitoring system required for NDEP compliance ($0.3 million) and tailings pond improvements ($0.1 million). In 2008 expenditures included $8.5 million on mill facilities, $5.4 million on the development of the calomel system and tailings pond improvements, $3.8 million on mine facility upgrades, and $2.4 million on refurbishing and purchasing of mobile equipment. Exploration at Ketza River has been reduced from $3.4 million and $12.3 million in the three and nine months of 2008, respectively to $1.8 million and $2.6 million, respectively, in the 2009 due to a lack of funding for the exploration and permitting activities in the Yukon.

Other investing activities

In the third quarter of 2008, the Company received $5.1 million in refunded reclamation costs from the commutation account, of which $4.7 million related to a payment for the construction of the evaporation pond at Jerritt Canyon. In addition, it withdrew $12.6 million in funds from the cash restricted for future exploration for use on non-qualified expenditures.

Also in the third quarter of 2008, the Company sold underground equipment during the period for proceeds of $4.0 million after management determined that mining would not recommence in the short term

Financing:

The Company issued 101.5 million shares for proceeds of $6.9 million in nine months ended September 30, 2009, including 19.3 million shares issued on the exercise of warrants for proceeds of $1.3 million. In the first quarter of 2009 the Company also completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

CAPITAL RESOURCES:

The Company had a cash balance of $1.0 million as of September 30, 2009 and a negative working capital balance of $20.2 million. The Company has minimal cash available to be restricted for future exploration as of September 30, 2009. The Company has a remaining funding requirement of C$9.7 million for future exploration expenditures to be spent from the flow-through financing in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non-flow-through expenditures during the third quarter of 2008, reducing the amount available to fund this obligation. The remaining requirement must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements during 2009. If it fails to do so, it will be liable to the investors for their additional taxes payable.

The cash on hand at September 30, 2009 is not sufficient to maintain the ongoing operations of the Company for more than four weeks, however management believes that sufficient funding can be obtained from operations and through further financing to ensure the company will continue as a going concern. Should operations be determined to be unprofitable, further curtailment of operations would be undertaken to reduce costs.

OUTLOOK

In October 2009 the Company came to an agreement with the Attorney General representing the NDEP and signed the Consent Decree, which, once it was signed by the state courts on October 15, provided the Company permission to resume production at the Jerritt Canyon milling facility. The milling operations ultimately resumed on October 20, 2009, subsequent to completing the pre-heating phase and it is intended to recommence mining in the near future.

By milling a combination of available stock piles and recommencing mining activity, the Company is targeting a total production of 150,000 ounces of gold in the first full year of production at a cash cost of $465 per ounce after re-start of operations and after the mill establishes steady state operation. The Company is also planning to secure additional feed for the mill through the procurement of other available stockpiles and is entering into contracts for the supply of consumables at lower than commercially available costs in order to decrease the projected cash cost per ounce.

It is estimated that the commencement of operations and generation of positive cash flow will allow the company to commence repayment of all creditors and former employees which is expected to be completed by mid 2010. The Company has proven and probable reserves at Jerritt Canyon, not accounting for 2008 mining and depletion, of 717,300 ounces of gold. In addition, there are ounces already mined and stockpiled on the run-of-mine ("ROM") pad. These ROM pad resources, along with ore purchased from third parties, will allow the Company to achieve the presently budgeted throughput of 3,300 tons per day. The Company is also focusing on the completion of a long term mine plan and obtaining financing to fund the required development and backfill work to support future mining activities. The mill facility is currently licensed to treat 4,320 tons per day with an overall potential capacity of 6,000 tons per day with the appropriate permitting.

In the Yukon, the Company will be completing the YESSA application using existing drill results and will continue exploration activity at the Ketza River and Silver Valley properties with a plan to commence development toward the end of 2009. These expenditures will be funded through cash flows from Jerritt Canyon as well as external sources of financing. Sources of external financing may include bank borrowings and future equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition should cash flows be insufficient to support the operations. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at any of its mineral properties.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover the investment in property, plant, and equipment and mineral properties is dependent on the Company’s ability to obtain additional financing in order to meet planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On November 10, 2009, the Company had $2.1 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2009.

SUBSEQUENT EVENTS

(a)

On October 14, 2009 the Company announced that it has come to an agreement with the Nevada Division of Environmental Protection ("NDEP") in the form of a Consent Decree to resume production at the Jerritt Canyon milling facility. The Consent Decree was finalized and signed by both parties on Friday October 9th, 2009 and submitted in the District Court of Elko County on Monday October 12th, 2009. Official court approval was received on October 15, 2009, allowing the Jerritt Canyon Mine may resume operations. The court issue date is the effective date for commencement of the agreement.

One of several outstanding compliance issues is the stack testing program which requires the plant to be operational in order to test emissions from the calomel system and confirm its performance in controlling emissions. This process and performance criteria are set forth in the Consent Decree. The calomel technology is state of the art technology that, once audited by independent air quality stack emission engineers, is expected to substantially reduce emissions and thereby set the company apart from its previous discharge emissions. These audits are required under the Consent Decree to confirm to the NDEP that the new technology adheres to the projections made by Queenstake and audit sampling will continue monthly until such time as NDEP is fully satisfied with the results. The Consent Decree is expected to be in place for a period of two years. The Company plans to release a summary of these results once they are available to demonstrate publicly the effectiveness of its mercury control emission system.

(b)

Also on October 14, 2009, the Company announced the Company proposes to raise additional working capital by inducing the subscribers to its private placement which closed in December 2008 to exercise, before their expiry date, up to an aggregate of 172,400,000 warrants (the "Existing Warrants") consisting of 85,200,000 Class A warrants with an exercise price of C$0.07 per share and 87,200,000 Class B warrants with an exercise price of C$0.09 per share. Exercise of these warrants would increase working capital up to $14,000,000 by the end of November 2009.

Upon exercise, the Company would issue to that holder an inducement warrant (the "Inducement Warrant"), representing the same number of shares as the Existing Warrants exercised by the holder. The Inducement Warrant would be exercisable for 24 months from the date of issuance at a price that is the Company's shares' volume weighted average trading price as traded on the TSX for the five days immediately following issuance of this news release. The holders only have until November 19, 2009 to exercise Existing Warrants in order to qualify for Inducement Warrants.

In accordance with the policies of TSX, disinterested shareholder approval is required as the Transaction may materially affect control of the Company, result in the issuance of securities in excess of 25% of the Company's current issued and outstanding shares and result in more than 10% of the Company's current issued and outstanding shares being issuable to insiders of the Company. The Transaction is conditional upon both the approval of the TSX and in accordance with Section 604(d) of the TSX Company Manual, the obtaining of disinterested Company shareholder approval for the issuance of the Inducement Warrants will be sought by way of written consents.

RELATED PARTY TRANSACTIONS

During the three and nine months ending September 30, 2009, the Company paid a total of C$0.1 million and C$0.2 million compared with C$0.2 million in the comparable periods in 2008, for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm. During the quarter a director was appointed who is also the owner of a company which performs work for the Company in the Yukon. The Company incurred charges totaling C$0.7 million with Monarch in the quarter.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the third quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates.

The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets and liabilities are evaluated utilizing the guidance provided in FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. There was no impact on the Company’s financial position and results of operations as a result of these new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (Section 1582), 1601 – Consolidated Financial Statements (Section 1601) and 1602 – Non-controlling Interests (Section 1602) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, deferred revenue, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Division of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 to mitigate the impact of these risks.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to Companies attempting to obtain financing. As well, the significant reduction in the Company’s market capitalization has made it difficult to obtain substantial funding through equity issues without significant dilution of the existing shareholders. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of November 10, 2009:

Common shares issued and outstanding	388,821,887

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	256,877,132	$0.39	0.81
Stock options	26,165,000	$0.40	4.23

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three and nine months ended September 30, 2009 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of September 30, 2009, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September 30, 2009.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2008 management discussion and analysis.

1.	Control Environment

The Company has effectively designed and communicated the whistleblower policy in place as well as developed a Code of Conduct for the employees, pending approval from the Board of Directors. The Company has also maintained documentation of all reference checks performed and is enforcing the policy throughout the Company. Performance of a complete fraud risk assessment will be performed once the Company has stabilized the operations and completion of the next Annual General Meeting in order to allow for all directors to participate in this assessment.

2.	Information and Communication

The Company is continuing to evaluate and develop the procedures around the communication of departures from corporate policies to ensure that departures are responded to on a timely basis and discussed with the Board of Directors. The Insider Trading Policy has been communicated out to employees to enhance their awareness of the Company’s trading restrictions.

3.	Management review

Management is continuing to evaluate the need to hire additional resources to enhance the management review process. In preparation of the quarterly financial statements, management has hired competent temporary personnel to assist in the preparation and review.

4.	Inventory

The Company is in the process of redesigning controls to support the tracking and reporting of inventory movement on a regular basis as well as performing periodic stockpile and materials and supplies counts.

To mitigate the risks senior management exercises a constant degree of oversight. Further remediation of the identified weakness is planned. This will consist of consolidating the financial systems on a common accounting platform and further segregation of duties within the Company.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.